[redacted]

08029339

:S

.ECOMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC
112

SEC FILE NUMBER
8- 46152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADVANTAGE GFC, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WALL STREET
(No. and Street)

NEW YORK, N.Y. 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD SPINDELL (212) 897-1688
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GIUSEPPE CONFUORTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADVANTAGE GFC, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

MICHELLE PUCCI
Notary Public, State of New York
No. 01PU6143443
Certificate Filed in Richmond County
Commission Expires 4/10/2010

Signature

MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVANTAGE GFC, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2007

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ADVANTAGE GFC, LLC

CONTENTS

DECEMBER 31, 2007

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Managers and
Members of

ADVANTAGE GFC, LLC

I have audited the accompanying statement of financial condition of Advantage GFC, LLC as of December 31, 2007, and the related statements of income and expense, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Advantage GFC, LLC as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information list in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Arnold G. Greene

February 26, 2008

ADVANTAGE GFC, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash in bank		$1,189,638
Petty cash		500
Receivables from brokers and dealers:		
Commissions receivable	$ 3,631	
Other receivables	123,662	
Other-deposit Bear Stearns	110,564	237,857
Receivable from REFCO		88,554
Loan and exchanges		5,527
Other investments-SICAV Global		2,141,073
Prepaid expenses		30,602
Fixed assets (less accumulated depreciation of $70,342)		59,270
Other assets: Deposits		13,318
Total assets		**$ 3,766,339**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Taxes payable	$ 21,920
Accrued expenses payable	28,751
Total liabilities	**50,671**
Members' capital	3,715,668
Total liabilities and members' capital	$ 3,766,339

See notes to financial statements.

ADVANTAGE GFC, LLC

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:		
Commissions		$ 200,831
Other income		514,336
Trading profit (loss)		(54,806)
Interest and dividend income		29,379
Total revenue		**689,740**
Expenses:		
Members compensation	$ 174,000	
Depreciation	21,300	
Commissions paid to other broker-dealers	64,370	
Interest	7,751	
Regulatory fees and expenses	1,297	
Consulting fees	20,875	
Professional fees	55,550	
Payroll taxes	7,866	
Quotes	41,042	
Rent	67,907	
Insurance	15,927	
Telephone	21,739	
Travel	45,736	
Other expenses	61,116	
Total expenses		**606,476**
Income (loss) before Federal Income Tax		83,264
Less: Federal Income Tax		-0-
Net income		**$ 83,264**

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

Advantage GFC, LLC
Statement of Cash Flows
For the year ended December 31, 2007

Cash flows from operating activities:		
Net income	83,264	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	21,300	
Changes in net operating assets and liabilities:		
Decrease in receivables from brokers and (	113,001	
Decrease in investment in securities	18,921	
Decrease in receivables from REFCO	113,855	
Decrease in securities sold not yet purchas	(14,945)	
Decrease in accrued expenses and taxes	(19,471)	
Increase in prepaid expenses	(12,784)	
Increase in other assets	(5,527)	
Increase in investments in SICAV	(118,434)	
Net cash provided by operating activities		179,180
Cash flows from financing activities:		
Purchase of ownership interest		(24,027)
Net increase in cash		155,153
Balance, January 1, 2007		1,034,485
Balance, December 31, 2007		1,189,638

See notes to financial statements

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ADVANTAGE GFC, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2007

Members capital, January 1, 2007		$ 3,656,431
Add:	Net income	83,264
Less:	Purchase of ownership interest	(24,027)
	Members' capital, December 31, 2007	$ 3,715,668

See notes to financial statements.

Advantage GFC, LLC

Notes to Financial Statements

December 31, 2007

1. Operations

Advantage GFC, LLC (the "Company") became a limited liability company on March 1, 1996.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company acts as a broker primarily for foreign institutional customers mainly in U.S. traded securities. Additionally, the Company also invests in securities for its own proprietary account from time to time.

2. Significant Accounting Policies

Basis of Presentation
The Company's records are maintained in accordance with accounting principles generally accepted in the United States of America.

Securities Transactions
Transactions in securities and related revenues and expenses are recorded on a trade date basis. Securities reflected in the statement of financial condition are carried at market value and the related unrealized gains and losses are recognized in trading profit or loss in the statement of income and expense. The company clears substantially all of its securities business through Bear Stearns Clearing Corp.

Fixed Assets
Equipment is stated at cost, less accumulated depreciation.

Uses of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Investment

At December 31, 2007, the Company held an approximate 40% interest in SICAV.

4. Income Taxes

Federal and state income taxes have not been provided for in the accompanying financial statements as the members are individually liable for their share of income tax liabilities.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

5. **Fair Value of Financial Instruments**

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. All assets and liabilities are stated at amounts which approximate fair value.

6. **Off-Balance-Sheet Capital Risk**

In the normal course of business, securities transactions of customers of the Company as well as proprietary security transactions are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liability with regard to the right. During 2007, the Company did not pay any amounts related to these guarantees.

In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

7. **Concentrations**

More than half of the Company's assets is represented by its investment in SICAV Global.

Most of the income it derives for acting on behalf of customers is generated by 3 customers.

8. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2007, the Company had net capital of approximately $1,315,000, which was approximately $1,215,000 in excess of its required net capital of $100,000.

The Company clears all of its customer transactions on a fully disclosed basis through another broker-dealer and accordingly is exempt from Rule 15c3-3 based upon exemptive provision of paragraph (k)(2)(ii) of that rule.

ADVANTAGE GFC, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2007

Capital		$ 3,715,668
Less: non-allowable assets		(2,338,844)
Tentative net capital before haircuts		1,376,824
Less: Haircuts on securities		(62,582)
Net capital		**1,314,242**
Greater of:		
Minimum dollar net capital required	**$100,000**	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $50,671)	**$ 3,378**	100,000
Excess net capital		**$1,214,242**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 50,671**
Percentage of aggregate indebtedness to net capital	**3%**

See notes to financial statements

ADVANTAGE GFC, LLC

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2007

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$1,314,741
Less: Audit Adjustments	(499)
Net capital per audited report, December 31, 2007	**$1,314,242**

There were no material differences between the audited report and the unaudited Focus Report at December 31, 2007.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Managers and Members of

ADVANTAGE GFC, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Advantage GFC, LLC (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arnold G. Greene

February 26, 2008

END